EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	04/26/10
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, 1st Quarter 2010 Earnings Release
GRAPHIC	**chco.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	1st Quarter 2010 Earnings Release and Tables
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K, 1st Quarter Earnings Release and Tables

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
April 26, 2010



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On April 26, 2010, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the first quarter ended March 31, 2010. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	News Release issued April 26, 2010

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>April 27, 2010</u>

City Holding Company

By: <u>/s/ David L. Bumgarner</u>

David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
April 26, 2010

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces First Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.6 billion bank holding company headquartered in Charleston, today announced net income per diluted share for the first quarter of $0.58 compared to $0.69 per diluted share in the first quarter of 2009. Net income for the first quarter of 2010 was $9.3 million compared to $10.9 million in the first quarter of 2009. For the first quarter of 2010, the Company achieved a return on assets of 1.42%, a return on tangible equity of 14.6%, a net interest margin of 4.14%, and an efficiency ratio of 54.9%. This compares with a return on assets of 1.70%, a return on equity of 19.1%, a net interest margin of 4.46%, and an efficiency ratio of 47.7% for the comparable period of 2009.

City's CEO Charles Hageboeck stated that, "As the U.S. economy continues to recover, City's results continue to be quite favorable compared to our peers in the banking industry. Our asset quality continues to improve with net charge-offs, non-performing assets, and past due loans all improving as compared to December 31, 2009. This continued improvement is due to the relative stability of the markets we do business within and our disciplined lending model. While West Virginia's unemployment rate of 9.5% approximates the national unemployment rate of 9.7% for February 2010, West Virginia's foreclosure rate for January 2010 of 0.08% is well below the national average of 0.24%. City's most significant asset quality problems continue to be non-owner occupied residential construction at The Greenbrier Resort in White Sulphur Springs, West Virginia and real estate in the Eastern Panhandle of West Virginia, a distant part of the Washington DC metropolitan area. These properties account for approximately 66% of City's nonperforming assets at March 31, 2010. During the second quarter of 2010, a Greenbrier property held in the Company's loan portfolio sold at a value that approximated the Company's recorded value in such property.

1

"City continues to maintain healthy capital, strong liquidity, and a stable core-deposit franchise, with an asset sensitive balance sheet that is poised to benefit from future interest rate increases. We remain well prepared to build our company's future while our competitors struggle to work through liquidity and asset quality issues. Our quarterly dividend of 34 cents per share has been maintained while many of our peers have eliminated or significantly reduced dividends to shareholders. City remains one of the most profitable and best capitalized publicly traded banks in the U.S. and is well positioned to assist our shareholders and customers through the current difficult economic environment," Hageboeck concluded.

Net Interest Income

The Company's tax equivalent net interest income decreased $1.2 million, or 4.9%, from $25.0 million during the first quarter of 2009 to $23.8 million during the first quarter of 2010. This decline is due to a decrease in interest income associated with the gain from the sale of interest rate floors.   During the third and fourth quarters of 2008, the Company sold $450 million of interest rate floors. The $16.7 million gain from sales of these interest rate floors is being recognized over the remaining lives of the various hedged loans – primarily prime-based commercial and home equity loans. During the first quarter of 2010, the Company recognized $1.5 million of interest income compared to $2.9 million of interest income recognized in the first quarter of 2009 from the interest rate floors. The Company's reported net interest margin decreased from 4.46% for the quarter ended March 31, 2009 to 4.14% for the quarter ended March 31, 2010.

Credit Quality

The Company's ratio of non-performing assets to total loans and other real estate owned decreased from 1.43% at December 31, 2009 to 1.39% at March 31, 2010. The Company's ratio of non-performing assets to total loans and other real estate owned compares very favorably to peers. The Company's non-performing asset ratio of 1.39% at March 31, 2010 is only 25% of the 5.57% non-performing asset ratio reported by the Company's peer group (bank holding companies with total assets between $1 and $5 billion) as of the most recently reported quarter ended December 31, 2009.

Past due loans decreased modestly from $8.5 million at December 31, 2009 to $7.2 million or 0.40% of total loans outstanding at March 31, 2010. Past due commercial, financial, and agriculture loans were $0.5 million or 0.07% of loans outstanding at March 31, 2010; past due residential real estate loans were $3.8 million or 0.64% of loans outstanding at March 31, 2010; and past due home equity loans were $1.8 million or 0.46% of loans outstanding at March 31, 2010.

The Company had net charge-offs of $0.8 million for the first quarter of 2010. Net charge-offs on commercial and residential loans were $0.4 and $0.4 million, respectively, for the first quarter. In addition, net charge-offs for depository accounts were $0.1 million for the first quarter of 2010. While charge-offs on depository accounts are appropriately taken against the ALLL, the revenue associated with depository accounts is reflected in service charges.

At March 31, 2010, the Allowance for Loan Losses ("ALLL") was $19.0 million or 1.05% of total loans outstanding and 133% of non-performing loans compared to $22.0 million or 1.23% of loans outstanding and 107% of non-performing loans at March 31, 2009, and $18.7 million or 1.04% of loans outstanding and 133% of non-performing loans at December 31, 2009.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.1 million in the first quarter of 2010 compared to $1.7 million for the comparable period in 2009. The provision for loan losses recorded during the first quarter of 2010 reflects the decrease in commercial charge-offs during the quarter. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Impairment Losses

During the first quarter of 2010, the Company recorded $1.7 million of credit-related net investment impairment losses. The charges deemed to be other than temporary were related to pooled bank trust preferreds ($0.8 million credit-related net impairment losses) with a remaining book value of $6.8 million at March 31, 2010, single issuer bank trust preferreds ($0.6 million credit-related net impairment losses) with a remaining book value of $87.2 million at March 31, 2010, and community bank and bank holding company equity positions ($0.3 million credit-related net impairment losses) with remaining book value of $5.4 million at March 31, 2010. The credit-related net impairment charges related to the pooled bank trust preferred securities and single issuer bank trust preferred securities (Cascade Capital Trust I issued by Cascade Financial Corporation of Everett, Washington) were based on the Company's quarterly reviews of its investment securities for indications of losses considered to be other than temporary. Based on management's assessment of the securities the Company owns, the seniority position of the securities within the pools, the level of defaults and deferred payments within the pools, and a review of the financial strength of the banks within the respective pools, management concluded that credit-related net impairment charges of $0.8 million and $0.6 million on the pooled bank trust preferred securities and single issuer bank trust preferred securities, respectively, were appropriate for the quarter ended March 31, 2010. The credit-related net impairment charges of $0.3 million related to the Company's equity position in First United Corporation of Oakland, Maryland. The Company impaired this equity position due to the length of time and extent to which the market value of this security has been below the Company's cost basis in this equity security.

Non-interest Income

Exclusive of net other-than-temporary investment impairment losses, non-interest income decreased $0.7 million to $13.8 million in the first quarter of 2010 as compared to $14.5 million in the first quarter of 2009. Insurance commissions revenues decreased $0.5 million, or 27.7%, from $1.9 million during the first quarter of 2009 to $1.4 million during the first quarter of 2010 due to decreased contingency payments. Additionally, service charges from depository accounts decreased $0.2 million, or 2.0%, to $10.2 million in the first quarter of 2010.

Non-interest Expenses

Non-interest expenses increased $1.7 million from $18.8 million in the first quarter of 2009 to $20.5 million in the first quarter of 2010. Insurance and regulatory expense increased $0.8 million, or 215.7%, from the quarter ended March 31, 2009 primarily as a result of the Company fully utilizing its FDIC credits and increases in the assessment rates during 2009. In addition, repossessed asset losses increased $0.8 million primarily due to the write down of a foreclosed property located in the northern panhandle of West Virginia. This write-down was due to the results of an updated appraisal obtained on this property. The Company continually reevaluates the recorded value of properties that it has repossessed by obtaining updated appraisals on at least an annual basis. As a result of this write down, this foreclosed property is now valued at approximately one-half of its original cost.

Balance Sheet Trends

As compared to December 31, 2009, loans have increased $9.4 million (0.5%) at March 31, 2010 due to increases in commercial loans of $9.2 million (1.2%) and residential real estate loans of $1.8 million (0.3%). These decreases were partially offset by decreases in installment loans of $0.6 million (1.5%) and previously securitized loans of $0.6 million (33.0%).

Total average depository balances increased $24.9 million, or 1.2%, from the quarter ended December 31, 2009 to the quarter ended March 31, 2010. This growth was primarily in interest-bearing deposits and noninterest-bearing deposits, which have increased $21.6 million and $10.1 million, respectively. These increases were partially offset by a decrease of $10.0 in time deposits.

Income Tax Expense

The Company's effective income tax rate for the first quarter of 2010 was 33.4% compared to 32.5% for the year ended December 31, 2009, and 34.6% for the quarter ended March 31, 2009. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2010.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 81.8% and the loan to asset ratio was 67.8% at March 31, 2010. The Company maintained investment securities totaling 20.9% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 45.4% of assets at March 31, 2010. Time deposits fund 37.5% of assets at March 31, 2010, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. The Company's tangible equity ratio remained at 9.8% at both March 31, 2010 and December 31, 2009. At March 31, 2010, City National Bank's Leverage Ratio is 8.82%, its Tier I Capital ratio is 11.80%, and its Total Risk-Based Capital ratio is 12.80%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation. Further, the Company has not achieved strong bank capital through the excessive issuance of trust preferred debt by the bank holding company or by participation in the Troubled Asset Relief Program ("TARP").

On March 31, 2010, the Board approved a quarterly cash dividend to 34 cents per share payable April 30, 2010, to shareholders of record as of April 15, 2010. During the quarter ended March 31, 2010, the Company repurchased 84,015 common shares at a weighted average price of $31.01 as part of a one million share repurchase plan authorized by the Board of Directors in October 2009.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 67 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended March 31,		Percent Change
	2010	2009	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 23,746	$ 24,974	(4.92)%
Net Income available to common shareholders	9,313	10,924	(14.75)%
Earnings per Basic Share	0.59	0.69	(14.49)%
Earnings per Diluted Share	0.58	0.69	(15.94)%
Key Ratios (percent):			
Return on Average Assets	1.42%	1.70%	(16.68)%
Return on Average Tangible Equity	14.57%	19.10%	(23.69)%
Net Interest Margin	4.14%	4.46%	(7.13)%
Efficiency Ratio	54.87%	47.67%	15.10%
Average Shareholders' Equity to Average Assets	11.87%	11.12%	6.72%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.67%	12.33%	10.87%
Total	14.65%	13.49%	8.60%
Tangible Equity to Tangible Assets	9.79%	8.99%	8.98%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.34	$ 0.34	-
Book Value per Share	19.71	17.87	10.29%
Tangible Book Value per Share	16.11	14.27	12.93%
Market Value per Share:			
High	34.92	33.41	4.52%
Low	30.37	20.88	45.45%
End of Period	34.29	26.68	28.52%
Price/Earnings Ratio (b)	14.53	9.67	50.31%

(a) March 31, 2010 risk-based capital ratios are estimated
(b) March 31, 2010 price/earnings ratio computed based on annualized first quarter 2010 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

	Book Value per Share				Market Price Range per Share	
	March 31	June 30	September 30	December 31	Low	High
2006	$ 16.17 $	16.17 $	16.99 $	17.46 $	34.53 $	41.87
2007	17.62	17.40	17.68	18.14	31.16	41.54
2008	18.92	18.72	17.61	17.58	29.08	42.88
2009	17.69	18.24	18.95	19.40	20.88	34.34
2010	19.71				30.37	34.92

Earnings per Basic Share

			Quarter Ended			
	March 31	June 30	September 30	December 31	Year-to-Date	
2006	$ 0.71 $	0.78 $	0.78 $	0.74 $	3.00	
2007	0.76	0.72	0.76	0.78	3.02	
2008	0.81	0.83	(0.16)	0.26	1.74	
2009	0.69	0.64	0.66	0.70	2.69	
2010	0.59				0.59	

Earnings per Diluted Share

			Quarter Ended			
	March 31	June 30	September 30	December 31	Year-to-Date	
2006	$ 0.71 $	0.77 $	0.77 $	0.74 $	2.99	
2007	0.76	0.72	0.76	0.78	3.01	
2008	0.80	0.83	(0.16)	0.26	1.74	
2009	0.69	0.64	0.66	0.70	2.68	
2010	0.58				0.58	

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended March 31, | |
	2010	2009
Interest Income		
Interest and fees on loans	$ 24,854	$ 28,058
Interest on investment securities:		
Taxable	5,611	6,062
Tax-exempt	470	409
Interest on deposits in depository institutions	-	5
Total Interest Income	30,935	34,534
Interest Expense		
Interest on deposits	7,184	9,373
Interest on short-term borrowings	100	153
Interest on long-term debt	160	254
Total Interest Expense	7,444	9,780
Net Interest Income	23,491	24,754
Provision for loan losses	1,080	1,650
Net Interest Income After Provision for Loan Losses	22,411	23,104
Non-Interest Income		
Total investment securities impairment losses	(3,203)	(2,157)
Noncredit impairment losses recognized in other comprehensive income	1,552	-
Net investment securities impairment losses	(1,651)	(2,157)
Gain on sale of investment securities	-	82
Service charges	10,228	10,435
Insurance commissions	1,397	1,933
Trust and investment management fee income	862	707
Bank owned life insurance	728	732
Other income	548	701
Total Non-Interest Income	12,112	12,433
Non-Interest Expense		
Salaries and employee benefits	9,749	9,583
Occupancy and equipment	2,045	1,909
Depreciation	1,218	1,211
Professional fees	363	453
Postage, delivery, and statement mailings	609	718
Advertising	913	863
Telecommunications	451	420
Bankcard expenses	476	648
Insurance and regulatory	1,187	376
Office supplies	493	531
Repossessed asset losses, net of expenses	946	129
Other expenses	2,101	1,993
Total Non-Interest Expense	20,551	18,834
Income Before Income Taxes	13,972	16,703
Income tax expense	4,659	5,779
Net Income Available to Common Shareholders	$ 9,313	$ 10,924
Basic earnings per common share	$ 0.59	$ 0.69
Diluted earnings per common share	$ 0.58	$ 0.69
Average Common Shares Outstanding:		
Basic	15,793	15,921
Diluted	15,851	15,933

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

	Three Months Ended	
	March 31, 2010	March 31, 2009
Balance at January 1	$ 307,735	$ 284,296
Net income	9,313	10,924
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	3,136	(2,616)
Change in unrealized (loss) on interest rate floors	(912)	(1,786)
Cash dividends declared ($0.34/share)	(5,373)	(5,410)
Issuance of stock award shares, net	371	275
Exercise of 200 stock options	3	-
Exercise of 300 stock options	-	3
Purchase of 84,015 common shares of treasury	(2,605)	-
Purchase of 49,363 common shares of treasury	-	(1,242)
Balance at March 31	$ 311,668	$ 284,444

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

					Quarter Ended					
		March 31 2010		December 31 2009		September 30 2009		June 30 2009		March 31 2009
Interest income	$	30,935	$	31,887	$	32,651	$	32,964	$	34,534
Taxable equivalent adjustment		255		234		236		219		220
Interest income (FTE)		31,190		32,121		32,887		33,183		34,754
Interest expense		7,444		8,302		8,995		9,526		9,780
Net interest income		23,746		23,819		23,892		23,657		24,974
Provision for loan losses		1,080		1,575		1,675		2,150		1,650
Net interest income after provision for loan losses		22,666		22,244		22,217		21,507		23,324
Noninterest income		12,112		12,923		12,340		14,287		12,433
Noninterest expense		20,551		19,216		18,802		20,336		18,834
Income before income taxes		14,227		15,951		15,755		15,458		16,923
Income tax expense		4,659		4,639		5,022		5,093		5,779
Taxable equivalent adjustment		255		234		236		219		220
Net income available to common shareholders	$	9,313	$	11,078	$	10,497	$	10,146	$	10,924
Basic earnings per common share	$	0.59	$	0.70	$	0.66	$	0.64	$	0.69
Diluted earnings per common share		0.58		0.70		0.66		0.64		0.69
Cash dividends declared per share		0.34		0.34		0.34		0.34		0.34
Average Common Share (000s):										
Outstanding		15,793		15,838		15,893		15,908		15,921
Diluted		15,851		15,897		15,952		15,949		15,933
Net Interest Margin		4.14%		4.07%		4.09%		4.12%		4.46%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

	March 31 2010		December 31 2009		Quarter Ended September 30 2009		June 30 2009		March 31 2009
Non-Interest Income:									
Service charges	$ 10,228	$	11,628	$	11,689	$	11,261	$	10,435
Insurance commissions	1,397		1,110		1,208		1,325		1,933
Trust and investment management fee income	862		549		590		497		707
Bank owned life insurance	728		753		794		992		732
Other income	548		320		379		544		701
Subtotal	13,763		14,360		14,660		14,619		14,508
Investment securities (losses)	(1,651)		(1,437)		(2,320)		(332)		(2,075)
Total Non-Interest Income	$ 12,112	$	12,923	$	12,340	$	14,287	$	12,433
Non-Interest Expense:									
Salaries and employee benefits	$ 9,749	$	8,523	$	9,623	$	9,797	$	9,583
Occupancy and equipment	2,045		1,947		1,953		1,880		1,909
Depreciation	1,218		1,180		1,171		1,184		1,211
Professional fees	363		439		216		397		453
Postage, delivery, and statement mailings	609		573		611		698		718
Advertising	913		830		883		927		863
Telecommunications	451		455		476		514		420
Bankcard expenses	476		570		695		686		648
Insurance and regulatory	1,187		1,014		411		1,578		376
Office supplies	493		484		520		470		531
Repossessed asset losses, net of expenses	946		321		136		86		129
Other expenses	2,101		2,880		2,107		2,119		1,993
Total Non-Interest Expense	$ 20,551	$	19,216	$	18,802	$	20,336	$	18,834
Employees (Full Time Equivalent)	815		809		814		831		830
Branch Locations	67		67		68		69		69

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	March 31 2010		December 31 2009
	(Unaudited)		
Assets			
Cash and due from banks	$ 43,309	$	59,116
Interest-bearing deposits in depository institutions	5,055		3,519
Cash and cash equivalents	48,364		62,635
Investment securities available-for-sale, at fair value	528,325		485,767
Investment securities held-to-maturity, at amortized cost	27,244		28,164
Total investment securities	555,569		513,931
Gross loans	1,801,840		1,792,434
Allowance for loan losses	(18,982)		(18,687)
Net loans	1,782,858		1,773,747
Bank owned life insurance	74,116		73,388
Premises and equipment	64,188		64,193
Accrued interest receivable	8,623		7,969
Net deferred tax assets	28,331		29,480
Intangible assets	56,900		57,010
Other assets	39,219		40,121
Total Assets	$ 2,658,168	$	2,622,474
Liabilities			
Deposits:			
Noninterest-bearing	$ 337,180	$	328,440
Interest-bearing:			
Demand deposits	477,722		457,293
Savings deposits	391,383		379,893
Time deposits	996,214		998,096
Total deposits	2,202,499		2,163,722
Short-term borrowings	107,783		118,329
Long-term debt	16,937		16,959
Other liabilities	19,281		15,729
Total Liabilities	2,346,500		2,314,739
Stockholders' Equity			
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;			
18,499,282 shares issued at March 31, 2010 and December 31, 2009			
less 2,686,427 and 2,616,161 shares in treasury, respectively	46,249		46,249
Capital surplus	101,699		101,750
Retained earnings	257,107		253,167
Cost of common stock in treasury	(93,057)		(90,877)
Accumulated other comprehensive (loss):			
Unrealized gain/(loss) on securities available-for-sale	1,256		(1,880)
Unrealized gain on derivative instruments	2,151		3,063
Underfunded pension liability	(3,737)		(3,737)
Total Accumulated Other Comprehensive (Loss)	(330)		(2,554)
Total Stockholders' Equity	311,668		307,735
Total Liabilities and Stockholders' Equity	$ 2,658,168	$	2,622,474

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Other Than Temporary Credit Impairment Charges through March 31, 2010	Unrealized Gains (Losses)	Carrying Value
Mortgage Backed Securities	280,790	-	8,902	289,692
Municipal Bonds	54,460	-	710	55,170
Pooled Bank Trust Preferreds	29,615	(18,223)	(4,576)	6,817
Single Issuer Bank Trust Preferreds, Subdebt of Financial Institutions, and Bank Holding Company Preferred Stocks	106,986	(1,638)	36	105,384
Money Markets and Mutual Funds	80,173	-	(10)	80,164
Federal Reserve Bank and FHLB stock	12,942	-	-	12,942
Community Bank Equity Positions	10,089	(1,749)	(2,939)	5,401
Total Investments	$ 575,055	$ (21,610)	$ 2,124	$ 555,569

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	March 31 2010		December 31 2009		September 30 2009		June 30 2009		March 31 2009
Residential real estate	$	597,429	$	595,678	$	590,653	$	596,925	$	599,692
Home equity		398,443		398,752		396,648		392,751		389,453
Commercial, financial, and agriculture		761,223		752,052		762,194		747,886		753,234
Installment loans to individuals		43,597		44,239		45,309		45,550		45,175
Previously securitized loans		1,148		1,713		2,580		3,223		3,754
Gross Loans		1,801,840	$	1,792,434	$	1,797,384	$	1,786,335	$	1,791,308

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)		Annualized Interest Income (a)	Effective Annualized Yield (a)
2009	$	1.7	$ 5.6	108%
2010		0.9	2.9	219%
2011		0.7	1.7	219%
2012		0.5	1.3	219%
2013		0.3	0.8	219%

a - 2008 and 2009 amounts are based on actual results. 2010 amounts are based on actual results through March 31, 2010 and estimated amounts for the remainder of the year. 2011, 2012, and 2013 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Three Months Ended March 31,		
	2010				**2009**	
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Loan portfolio:						
Residential real estate	$ 592,935	$ 7,895	5.40%	$ 603,767	$ 8,781	5.90%
Home equity	397,690	5,358	5.46%	386,653	6,143	6.44%
Commercial, financial, and agriculture	753,548	9,910	5.33%	756,201	10,875	5.83%
Installment loans to individuals	47,520	913	7.79%	47,566	1,118	9.53%
Previously securitized loans	1,441	779	219.24%	3,867	1,141	119.66%
Total loans	1,793,134	24,855	5.62%	1,798,054	28,058	6.33%
Securities:						
Taxable	477,632	5,611	4.76%	430,734	6,062	5.71%
Tax-exempt	49,635	724	5.92%	37,558	629	6.79%
Total securities	527,267	6,335	4.87%	468,292	6,691	5.79%
Deposits in depository institutions	4,773	-	0.00%	4,826	5	0.42%
Total interest-earning assets	2,325,174	31,190	5.44%	2,271,172	34,754	6.21%
Cash and due from banks	54,639			52,410		
Bank premises and equipment	64,116			60,813		
Other assets	207,817			211,000		
Less: Allowance for loan losses	(19,108)			(22,564)		
Total assets	$ 2,632,638			$ 2,572,831		
Liabilities:						
Interest-bearing demand deposits	456,969	350	0.31%	416,695	463	0.45%
Savings deposits	381,900	282	0.30%	360,740	507	0.57%
Time deposits	999,661	6,552	2.66%	982,947	8,403	3.47%
Short-term borrowings	110,163	100	0.37%	147,510	153	0.42%
Long-term debt	16,944	160	3.83%	19,032	254	5.41%
Total interest-bearing liabilities	1,965,637	7,444	1.54%	1,926,924	9,780	2.06%
Noninterest-bearing demand deposits	341,132			324,333		
Other liabilities	13,343			35,392		
Stockholders' equity	312,526			286,182		
Total liabilities and stockholders' equity	$ 2,632,638			$ 2,572,831		
Net interest income		$ 23,746			$ 24,974	
Net yield on earning assets			4.14%			4.46%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	March 31 2010 (a)	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Tier I Capital:					
Stockholders' equity	$ 311,668	$ 307,735	$ 303,973	$ 294,584	$ 284,444
Goodwill and other intangibles	(56,705)	(56,810)	(56,928)	(57,046)	(57,165)
Accumulated other comprehensive loss (income)	330	2,554	(330)	5,970	10,844
Qualifying trust preferred stock	16,000	16,000	16,000	16,000	16,000
Unrealized Loss on AFS securities	(2,950)	(3,531)	(2,355)	(4,146)	(4,111)
Excess deferred tax assets	(3,827)	(3,412)	(10,105)	(14,804)	(15,796)
Total tier I capital	$ 264,516	$ 262,536	$ 250,255	$ 240,558	$ 234,215
Total Risk-Based Capital:					
Tier I capital	$ 264,516	$ 262,536	$ 250,255	$ 240,558	$ 234,215
Qualifying allowance for loan losses	18,982	18,687	19,655	20,975	21,980
Total risk-based capital	$ 283,498	$ 281,223	$ 269,910	$ 261,533	$ 256,195
Net risk-weighted assets	$ 1,935,071	$ 1,926,824	$ 1,919,093	$ 1,910,831	$ 1,899,282
Ratios:					
Average stockholders' equity to average assets	11.87%	11.70%	11.33%	11.00%	11.12%
Tangible capital ratio	9.79%	9.77%	9.62%	9.11%	8.87%
Risk-based capital ratios:					
Tier I capital	13.67%	13.63%	13.04%	12.59%	12.33%
Total risk-based capital	14.65%	14.60%	14.06%	13.69%	13.49%
Leverage capital	10.28%	10.23%	9.79%	9.47%	9.37%

(a) March 31, 2010 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended				
	March 31 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Intangibles, net	$ 56,900	$ 57,010	$ 57,127	$ 57,244	$ 57,362
Intangibles amortization expense	110	117	117	118	117

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

	March 31 2010		December 31 2009		Quarter Ended September 30 2009		June 30 2009		March 31 2009
Balance at beginning of period	$	18,687	$	19,655	$	20,975	$	21,980	$	22,254
Charge-offs:									
Commercial, financial, and agricultural		361		1,821		2,117		2,332		1,479
Real estate-mortgage		423		448		567		507		394
Installment loans to individuals		26		87		36		73		69
Overdraft deposit accounts		550		737		795		690		664
Total charge-offs		1,360		3,093		3,515		3,602		2,606
Recoveries:									
Commercial, financial, and agricultural		9		88		27		91		29
Real estate-mortgage		23		31		19		(9)		81
Installment loans to individuals		50		37		95		35		55
Overdraft deposit accounts		493		394		379		330		517
Total recoveries		575		550		520		447		682
Net charge-offs		785		2,543		2,995		3,155		1,924
Provision for loan losses		1,080		1,575		1,675		2,150		1,650
Balance at end of period	$	18,982	$	18,687	$	19,655	$	20,975	$	21,980
Loans outstanding	$	1,801,840	$	1,792,434	$	1,797,384	$	1,786,335	$	1,791,308
Average loans outstanding		1,793,134		1,792,759		1,803,611		1,794,022		1,798,054
Allowance as a percent of loans outstanding		1.05%		1.04%		1.09%		1.17%		1.23%
Allowance as a percent of non-performing loans		132.62%		133.06%		118.88%		96.80%		107.44%
Net charge-offs (annualized) as a percent of average loans outstanding		0.18%		0.57%		0.66%		0.70%		0.43 %
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.16%		0.49%		0.57%		0.62%		0.40 %

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	March 31 2010		December 31 2009		September 30 2009		June 30 2009		March 31 2009
Nonaccrual loans	$	14,008	$	13,583	$	16,423	$	20,956	$	20,007
Accruing loans past due 90 days or more		305		382		98		680		386
Previously securitized loans past due 90 days or more		-		79		12		32		64
Total non-performing loans		14,313		14,044		16,533		21,668		20,457
Other real estate owned, excluding property associated with previously securitized loans		10,800		11,729		12,323		9,840		6,686
Other real estate owned associated with previously securitized loans		-		-		-		189		374
Other real estate owned		10,800		11,729		12,323		10,029		7,060
Total non-performing assets	$	25,113	$	25,773	$	28,856	$	31,697	$	27,517
Non-performing assets as a percent of loans and other real estate owned		1.39%		1.43%		1.59%		1.76%		1.53%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	March 31 2010		December 31 2009		September 30 2009		June 30 2009		March 31 2009
Residential real estate	$	3,850	$	3,830	$	3,167	$	5,029	$	5,882
Home equity		1,818		2,396		1,718		2,019		1,454
Commercial, financial, and agriculture		498		601		545		1,754		2,044
Installment loans to individuals		133		172		185		118		192
Previously securitized loans		539		1,023		1,054		878		818
Overdraft deposit accounts		326		461		510		526		410
Total past due loans	$	7,164	$	8,483	$	7,179	$	10,324	$	10,800